Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Patrick S. Sinclair * Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

May 13, 2022

Re:	Adagene Inc. Registration Statement on Form F-3 Filed April 26, 2022 File No. 333-264486

Confidential

Mr. Alan Campbell

Ms. Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Alan Campbell and Ms. Celeste Murphy:

On behalf of Adagene Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 6, 2022 on the Company’s registration statement on Form F-3 filed on April 26, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amendment No. 1 to the Registration Statement (the “Amendment No. 1”) and certain exhibits via EDGAR to the Commission for review in accordance with the procedures of the Commission. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment No. 1 where the language addressing a particular comment appears.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

*          *          *          *

Registration Statement on Form F-3

Cover Page

1.	Please revise your cover page to state whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations, including the potential Accelerating Holding Foreign Companies Accountable Act, will affect your company. In your revisions, please discuss the time periods for any potential prohibition on trading.

In response to the Staff’s comment, the Company has revised the disclosure on cover page of the Amendment No. 1.

2.	Please provide prominent disclosure here, in the Our Company section and in Risk Factors disclosing that you were provisionally identified by the Commission on May 4, 2022 under the HFCAA. Refer to https://www.sec.gov/hfcaa.

In response to the Staff’s comment, the Company has revised the disclosure on cover page, pages 7 and 19 of the Amendment No. 1.

3.	Please revise your prospectus cover page to clarify that any potential secondary offerings of securities made pursuant to the registration statement are limited to currently outstanding securities. For guidance, please refer to General Instruction I.B.3 of Form F-3.

In response to the Staff’s comment, the Company has revised the disclosure on cover page of the Amendment No. 1.

Our Company, page 3

4.	Please revise this section, where appropriate, to state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries' operations. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Amendment No. 1.

May 13, 2022	2

5.	Please revise your disclosure to state whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Amendment No. 1.

Risk Factors

Failure to comply with existing or future laws…, page 21

6.	Please revise the disclosure underneath this heading, or elsewhere, as appropriate, to explain to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 23 of the Amendment No. 1.

Enforceability of Civil Liabilities, page 70

7.	Please expand your disclosure to specifically discuss whether you have officers or directors located in China, and if so, address the difficulty of bringing actions and enforcing judgments against individuals located in China. Please also include relevant summary risk factor and risk factor disclosure, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Amendment No. 1.

Exhibits

8.	With reference to General Instruction I.B.3 of Form F-3, please revise your Exhibit 5.1 opinion with respect to the securities to be potentially offered by selling shareholders to clarify that such securities were duly authorized and are currently validly issued, fully paid and non-assessable.

In response to the Staff’s comment, the Company has revised the Exhibit 5.1 opinion to clarify that with respect to the Ordinary Shares that were issued and outstanding as of May 13, 2022, which may be potentially offered by selling shareholders, such securities were duly authorized and are currently validly issued, fully paid and non-assessable.

With respect to the Ordinary Shares that will be issued and outstanding subsequent to May 13, 2022 and prior to any shelf takedown (such Ordinary Shares, the “Then Currently Outstanding Ordinary Shares”), the Company will file Exhibit 5.1 opinion on the Form 6-K and incorporate by reference into the Registration Statement to opine that the Then Currently Outstanding Ordinary Shares were duly authorized and are currently validly issued, fully paid and non-assessable, if any selling shareholders plan to offer such Then Currently Outstanding Ordinary Shares as contemplated by the Registration Statement, as amended, and applicable prospectus supplement.

May 13, 2022	3

If you have any questions regarding this submission, please contact Xuelin (Steve) Wang at +852 2533-1092 (xuelin.wang@davispolk.com), or Raymond Tam, the Company’s CFO, at +852 9873-6186 (raymond_tam@adagene.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Xuelin (Steve) Wang
Xuelin (Steve) Wang

cc:	Mr. Peter (Peizhi) Luo, Chief Executive Officer and Chairman Mr. Raymond Tam, Chief Financial Officer Adagene Inc.

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